UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Myers Industries, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
628464109
(CUSIP Number)
Megan L. Mehalko, Benesch Friedlander Coplan & Aronoff LLP
200 Public Square, Suite 2300, Cleveland, Ohio 44114, (216) 363-4487
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 22, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	628464109

1	NAMES OF REPORTING PERSONS Mary S. Myers Revocable Trust dated September 21, 1989, as amended

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,583,148

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,583,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,583,148

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 2 of 6 pages

CUSIP No.	628464109

1	NAMES OF REPORTING PERSONS Ellen J. Myers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		538

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,583,148*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		538

WITH	10	SHARED DISPOSITIVE POWER

1,583,148*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,583,686

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 3 of 6 pages

CUSIP No.	628464109

1	NAMES OF REPORTING PERSONS Kathryn A. Myers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		13,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,583,148*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,000

WITH	10	SHARED DISPOSITIVE POWER

1,583,148*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,596,148

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* As co-trustees of the Mary S. Myers Revocable Trust dated September 21, 1989, as amended (the “Trust”), Ellen J. Myers and Kathryn A. Myers (collectively, the “Co-Trustees”) share voting power and dispositive power with respect to the 1,583,148 Common Shares held by the Trust. Each Co-Trustee may be deemed to have beneficial ownership of the Common Shares held by the Trust as a result of her position with the Trust, although each Co-Trustee disclaims beneficial ownership of such shares to the extent that she does not have a pecuniary interest with respect to such shares.

Page 4 of 6 pages

This Amendment No. 1 is filed by the Trust and amends the Schedule 13D previously filed by the Trust with the Securities and Exchange Commission (the “SEC”) on January 27, 2009 (“Schedule 13D”) relating to the common stock, no par value per share (the “Common Shares”) of Myers Industries, Inc. (the “Issuer”). The purpose of this Amendment No. 1 to Schedule 13D is to amend the ‘Interest in Securities of the Issuer” section of the Schedule 13D filed by the Trust. The information below supplements the information previously reported.
Item 5. Interest in Securities of the Issuer.
(a) Items 7 through 11 and 13 of the cover page of this Schedule 13D, which relate to the ownership of Common Shares by each Reporting Person are hereby incorporated by reference in this response.
(b) Items 7 through 10 of the cover page of this Schedule 13D, which relate to each Reporting Person’s voting and dispositive power with respect to the Common Shares, that such Reporting Person owns are hereby incorporated by reference in this response.
(c) In the period between January 27, 2009 when the Reporting Persons filed the Schedule 13D and October 22, 2009, the Trust periodically sold Common Shares in small increments in a series of open market transactions. In the period since October 22, 2009, the Trust sold 193,900 Common Shares held by the Trust in a series of open market sales for a weighted average price of $9.29 per share.
(e) Each Reporting Person ceased to be a beneficial owner of more than five percent of the Common Shares of the Issuer as of October 22, 2009.

Page 5 of 6 pages

SIGNATURE
After reasonable inquiry and to the best of its or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2010	MARY S. MYERS REVOCABLE TRUST DATED SEPTEMBER 21, 1989, AS AMENDED
	By:	/s/ Ellen J. Myers
Ellen J. Myers, its co-trustee

Dated: January 28, 2010	MARY S. MYERS REVOCABLE TRUST DATED SEPTEMBER 21, 1989, AS AMENDED
	By:	/s/ Kathryn A. Myers
Kathryn A. Myers, its co-trustee

Dated: February 1, 2010	/s/ Ellen J. Myers
ELLEN J. MYERS

Dated: January 28, 2010	/s/ Kathryn A. Myers
KATHRYN A. MYERS

Page 6 of 6 pages